Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 12, 2013

VIA EDGAR

Mr. Duc Dang, Special Counsel

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Properties, Inc. Registration Statement on Form S-4 Filed November 5, 2013 File No. 333-192106

Dear Mr. Dang:

On behalf of American Realty Capital Properties, Inc. (the “Company”), we are submitting this supplemental letter and attachments in response to comment number 23 of the written comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 5, 2013, with respect to the registration statement on Form S-4 filed by the Company with the Commission (No. 333-192106) on November 5, 2013. For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

23.	We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

Please find enclosed as Annex A to this correspondence copies of the draft legal and tax opinions.

Thank you for your prompt attention to this letter. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld

Steven L. Lichtenfeld

Annex A

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[LETTERHEAD OF MILES & STOCKBRIDGE P.C.]

December __, 2013

American Realty Capital Properties, Inc.

405 Park Avenue

New York, New York 10022

Re: Registration Statement on Form S-4 (Reg. No. 333-192106)

Ladies and Gentlemen:

We have acted as special Maryland counsel to American Realty Capital Properties, Inc., a Maryland corporation (the “Company”), in connection with the registration of up to 554,524,580 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to be issued by the Company pursuant to the transactions contemplated by the Agreement and Plan of Merger, dated as of October 22, 2013 (the “Merger Agreement”), by and among the Company, Clark Acquisition, LLC, a Delaware limited liability company, and Cole Real Estate Investments, Inc., a Maryland corporation. The Shares are covered by the Company’s Registration Statement on Form S–4 (Registration Number 333-192106), as amended through the date hereof (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”).

We have examined the Registration Statement, the Merger Agreement, the charter and the bylaws of the Company, certain records of proceedings of the board of directors of the Company with respect to the issuance and sale of the Shares and the transactions contemplated by the Merger Agreement, and such other corporate records, certificates and documents as we deemed necessary for the purpose of this opinion. We have relied as to certain factual matters on information obtained from public officials and on information that has been provided to us by officers of the Company. Based on that examination and in reliance on such information, and subject to the other assumptions and qualifications set forth herein, it is our opinion that the Shares, when and if issued under the circumstances contemplated in the Merger Agreement and in the Registration Statement, will be validly issued, fully paid and non-assessable.

In giving the opinion set forth above, we are assuming that (i) the issuance of the Shares will not result in any violation of any restriction or limitation set forth in Section 4.07 of Article 4 of the Company’s charter and (ii) on the date the Shares will be issued pursuant to the Merger Agreement, the Company will have sufficient authorized but unissued shares of Common Stock for that purpose. The Company has represented to us that it has at least 554,524,580 authorized but unissued shares of Common Stock on the date hereof.

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We express no opinion with respect to the laws of, or the effect or applicability of the laws of, any jurisdiction other than, and our opinion expressed herein is limited to, the laws of the State of Maryland. The opinion expressed herein is limited to the matters expressly set forth in this letter and no other opinion should be inferred beyond the matters expressly stated.

We hereby consent to the use of our name under the heading “Legal Matters” in the Joint Proxy Statement/Prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Miles & Stockbridge P.C.

By: ______________________

Principal

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DRAFT

[PROSKAUER LETTERHEAD]

December [●], 2013

American Realty Capital Properties, Inc.

405 Park Avenue

New York, New York 10022

Re: Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as special tax counsel to American Realty Capital Properties, Inc., a Maryland corporation (the “Company”), in connection with the proposed merger (the “Merger”) of Cole Real Estate Investments, Inc., a Maryland corporation (“Cole”) with and into Clark Acquisition LLC, a Delaware limited liability company (“Merger Sub”), a wholly owned subsidiary of the Company, with Merger Sub surviving. The Merger will be consummated pursuant to the Agreement and Plan of Merger, dated as of October 22, 2013, among the Company, Merger Sub and Cole (the “Merger Agreement”). This opinion letter is being delivered in connection with the joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) included in the registration statement on Form S-4, Registration No. 333-192106, initially filed by the Company with the Securities and Exchange Commission (“Commission”) on November 5, 2013, as amended through the date hereof (together with the documents incorporated by reference therein, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”). Capitalized terms not otherwise defined herein have the meanings specified in the Merger Agreement or the Registration Statement (or defined therein by cross-reference), unless otherwise indicated.

The opinion set forth in this letter is based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinion. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinion, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to: (i) the Merger Agreement (including any Exhibits and Schedules thereto), (ii) the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the tax representation letters of (a) Cole, (b) the Company and Merger Sub and (c) the Company and ARC Properties Operating Partnership, L.P. (the “Operating Partnership”) delivered to us for purposes of this opinion (the “Officer’s Certificates”), and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of our opinion (collectively, the Officer’s Certificate and the other documents described in clauses (i) through (iv) are referred to herein as the “Transaction Documents”).

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In addition, we have assumed, with your consent: (i) that the Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, and the Merger will be effective under the laws of the State of Maryland and the State of Delaware; (ii) that the parties to the Merger Agreement have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus, (iii) the continuing truth and accuracy at all times through the Effective Time of the representations and warranties made by the parties to the Merger Agreement and (iii) that any such representations or warranties made “to the knowledge” or based on the belief of the parties are true and accurate, and will continue to be true and accurate at all times through the Effective Time, without such qualification.

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein, in the Transaction Documents may affect our conclusions set forth herein.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Miles & Stockbridge P.C., counsel for the Company, dated December [●], 2013, that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	for United States federal income tax purposes, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code;

(ii)	the discussion in the Joint Proxy Statement/Prospectus under the caption “The Merger—Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of Owning and Disposing of ARCP Common Stock,” insofar as it purports to summarize United States federal income tax law, is accurate in all material respects;

(iii)	commencing with the Company’s taxable year ended on December 31, 2011, the Company has been organized in conformity with requirements for qualification as a REIT under the Code, and the Company’s actual method of operation through the date hereof has enabled it to meet and, assuming the Company’s election to be treated as a REIT is not either revoked or intentionally terminated, the Company’s proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

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(iv)	the Operating Partnership has been and will be taxed as a partnership and not an association or publicly traded partnership (within the meaning of Section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year.

We express no opinion other than as expressly stated above. No opinion is expressed as to any transaction other than the Merger as described in the Merger Agreement, or to any transaction whatsoever, including the Merger, if, to the extent relevant to our opinion, either all the transactions described in the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement and without waiver or breach of any provisions thereof or all of the factual statements, representations, warranties and assumptions upon which we have relied are not true and accurate at all relevant times. Further, there can be no assurance that changes in the law will not take place that could affect the United States federal income tax consequences of the Merger or that contrary positions may not be taken by the IRS.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of this opinion for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Commission thereunder.

Sincerely yours,

DRAFT

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[WLRK LETTERHEAD]

[DATE]

Cole Real Estate Investments, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) of American Realty Capital Properties, Inc., a Maryland corporation (“Parent”), including the joint proxy statement/prospectus forming a part thereof, relating to the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 22, 2013, by and among Parent, Clark Acquisition, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Cole Real Estate Investments, Inc., a Maryland corporation (the “Company”). At your request, and in connection with the filing of the Registration Statement, we are rendering our opinion concerning certain United States federal income tax consequences of the Merger. Capitalized terms not defined herein have the meanings specified in the Merger Agreement unless otherwise indicated.

In providing our opinion, we have examined the Merger Agreement, the Registration Statement, the joint proxy statement/prospectus, and such other documents as we have deemed necessary or appropriate for purposes of our opinion. In addition, we have assumed that (i) the transactions will be consummated in accordance with the provisions of the Merger Agreement and as described in the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transactions and the parties thereto set forth in the Merger Agreement and in the Registration Statement are true, complete and correct, (iii) the factual statements and representations made by the Parent, Merger Sub and the Company in their respective officer’s certificates dated as of the date hereof and delivered to us for purposes of this opinion (the “Officer’s Certificates”) are true, complete and correct as of the date hereof and will remain true, complete and correct at all times up to and including the Effective Time, (iv) any such statements and representations made in the Officer’s Certificates “to the knowledge of” or “in the belief of” any person or similarly qualified are and will be true, complete and correct without such qualification and (v) Parent, Merger Sub and the Company and their respective subsidiaries will treat the transactions for United States federal income tax purposes in a manner consistent with the opinion set forth below. If any of the above described assumptions are untrue for any reason or if the transactions are consummated in a manner that is different from the manner described in the Merger Agreement or the Registration Statement, our opinion as expressed below may be adversely affected.

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Based upon and subject to the foregoing, we are of the opinion that, under currently applicable United States federal income tax law, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

We express no opinion on any issue relating to the tax consequences of the transactions contemplated by the Registration Statement other than the opinion set forth above. Our opinion is based on current provisions of the Code, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or the facts and circumstances surrounding the transactions, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, may affect the continuing validity of our opinion as set forth herein. We assume no responsibility to inform any person of any such change or inaccuracy that may occur or come to our attention.

We are furnishing this opinion in connection with the filing of the Registration Statement and it is not to be relied upon for any other purpose without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

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